SCHEDULE 13D

CUSIP No: 169373107

1)NAME OF REPORTING PERSON Public Employees Retirement System of Ohio

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 31-6401653

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)

3)SEC USE ONLY:

4)SOURCE OF FUNDS:

5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6)CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)SOLE VOTING POWER: 534,140

8)SHARED VOTING POWER: -

9)SOLE DISPOSITIVE POWER: 534,140

10)SHARED DISPOSITIVE POWER: -

11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 534,140

12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.11%

14)TYPE OF REPORTING PERSON: EP

Item 1: SECURITY AND ISSUER

Item 1(a).        Name of Issuer: The China Fund, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

c/o Brown Brothers Harriman & Co London

50 Post Office Square United Kingdom

Boston, Massachusetts 02110

Item 1(c):Title of Class of Securities: Closed-End Fund

Item 1(d):CUSIP Number: 169373107

Item 2: IDENTITY AND BACKGROUND

Item 2(a).        Name of Person Filing:

Public Employees Retirement System of Ohio

Item 2(b).        Address of Principal Business Office or, if None, Residence:

277 East Town Street

Columbus, OH 43215

Item 2(c):Background:

Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All Shares were purchased or sold in the open market using client assets under management.

Item 4: PURPOSE OF TRANSACTION:

The transactions on the securities referred to herein are for investment purposes. OPERS may make further purchases of shares of stock from time to time and may dispose of any or all of the shares of stock held by it at any time. OPERS has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (b) - (j) of Item 4 of Schedule 13D.

Item 5: INTEREST IN SECURITIES OF THE ISSUER.

(a)Shares Outstanding: 10,443,315

(b)Amount beneficially owned: 534,140

(c)Percent of class: 5.11%

(d)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 534,140

(ii)Shared power to vote or to direct the vote:-

(iii)Sole power to dispose or to direct the disposition of: 534,140

(iv)Shared power to dispose or to direct the disposition of:-

Item 5(e): Ownership of More than Five Percent on Behalf of Another Person:

Item 5(f): Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 5(g): Identification and Classification of Members of the Group: Not applicable

Item 5(h): Notice of Dissolution of Group: Not applicable

Item 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as otherwise set forth herein, there is no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between OPERS and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2022

Jennifer Starr

Chief Financial Officer